SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

MCAFEE.COM CORPORATION
(Name of Subject Company)

MCAFEE.COM CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

Class A Common Stock: 579062100
(CUSIP Number of Class of Securities)

Evan S. Collins
Vice President, Chief Financial Officer and Secretary
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 94086
(408) 992-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
(650) 470-4500

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

(i)

ITEM 1.    SUBJECT COMPANY INFORMATION

The name of the subject company is McAfee.com Corporation, a Delaware corporation (“McAfee.com”). The address of McAfee.com’s principal executive offices is 535 Oakmead Parkway, Sunnyvale,  California 94086. McAfee.com’s telephone number at that location is (408) 992-8100.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on  Schedule 14D-9 (this “Statement”) relates is McAfee.com’s Class A common stock, par value $0.001 per share (the “Class A Common Stock”). As of March 15, 2002, there were 11,790,998 shares of Class A Common Stock outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address of Person Filing this Statement

The filing person is the subject company. McAfee.com’s name, address and business telephone number are set forth in Item 1 above. McAfee.com’s website address is www.mcafee.com. The information on McAfee.com’s website should not be considered part of this Statement.

The Exchange Offer

This Statement relates to the exchange offer by Networks Associates, Inc., a Delaware corporation (“Network Associates”), through its wholly-owned subsidiary, McAfee.com Holdings Corporation, a Delaware corporation (“Holdings”), pursuant to which each outstanding share of Class A Common Stock (the “Shares”) may be exchanged for 0.78 of a share of Network Associates common stock. The exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Network Associates and Holdings with the Securities and Exchange Commission (the “SEC”) on March 29, 2002 and as amended through April 10, 2002 (the “Schedule TO”). The exchange offer is on the terms and subject to the conditions set forth in an offer to exchange prospectus contained in a Registration Statement on Form S-4, dated March 29, 2002, that Network Associates filed with the SEC (as amended, the “Registration Statement”), as supplemented by a prospectus supplement, dated April 10, 2002 (the “Offer to Exchange”), and in the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Shares (the “Transmittal Documents”). The exchange offer of Network Associates through Holdings, as set forth in the Offer to Exchange and related Transmittal Documents, is referred to herein as the “Offer.”

The Schedule TO states that the address of Network Associates’ principal executive offices is 3965 Freedom Circle, Santa Clara, California 95054 and the telephone number at that location is (408) 988-3832.

With respect to all information described herein as contained in the Offer to Exchange and the Schedule TO, including information concerning Network Associates, Holdings or their respective affiliates, officers or directors or actions or events with respect to any of them, McAfee.com takes no responsibility for the accuracy or completeness of such information or for any failure by Network Associates or Holdings to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Formation of the Special Committee

Because Network Associates’ substantial voting control over McAfee.com and representation on the board of directors of McAfee.com (the “McAfee.com Board”), as described in below in the section entitled “Network Associates’ Ownership and Control of McAfee.com,” could conflict with the interests of McAfee.com’s other stockholders, on March 17, 2002, the McAfee.com Board appointed a special committee of independent outside directors (the “Special Committee”) to review, consider and evaluate the Offer, including the initial proposal and offers that preceded it, and other strategic alternatives. The Special Committee is composed of Frank Gill and Richard Schell. Neither of Mr. Gill nor Dr. Schell is an officer of McAfee.com or affiliated with Network Associates, except as a director of McAfee.com.

ITEM	3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The following is a summary of all material agreements, arrangements or understandings or actual or potential conflicts of interests between McAfee.com or its affiliates and (i) McAfee.com’s executive officers, directors or affiliates or (ii) Network Associates or Holdings or each of their respective executive officers, directors or affiliates, in each case as known to McAfee.com.

Certain Arrangements Between McAfee.com and its Executive Officers, Directors and Affiliates

Certain contracts, agreements, arrangements and understandings between McAfee.com and its executive officers, directors and affiliates are described in the Annual Proxy Statement of McAfee.com filed on Schedule 14A with the SEC on April 20, 2001 (the “2000 Proxy Statement”) under the sections entitled “Executive Compensation” and “Stock Ownership of Certain Beneficial Owners and Management,” which are attached as exhibits to this Statement and are incorporated by reference herein. All information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information included directly in this Statement.

Executive Compensation and Employment Matters

Information concerning executive compensation and employment matters is set forth in pages 15 through 16 of the 2000 Proxy Statement under the section entitled “Executive Compensation,” which is attached as an exhibit to this Statement and is incorporated by reference herein.

Ownership of McAfee.com and Network Associates Common Stock by Executive Officers

As of March 15, 2002, Srivats Sampath, president and chief executive officer of McAfee.com, owned 9,394 shares of Class A Common Stock, and Evan Collins, vice president, chief financial officer and secretary of McAfee.com, owned no shares of McAfee.com common stock. As of March 15, 2002, Mr. Sampath also had options to acquire 950,000 shares of Class A Common Stock, 614,583 of which will be vested or exercisable as of May 14, 2002. Mr. Collins had options to acquire 150,000 shares of Class A Common Stock as of March 15, 2002, 29,374 of which will be vested or exercisable as of May 14, 2002. The options held by Messrs. Sampath and Collins have 10-year terms unless otherwise terminated earlier. As of March 15, 2002, the value of unexercised “in the money” vested McAfee.com options held by Messrs. Sampath and Collins is, respectively, $6,855,861 and $177,279 (using a closing market price on March 15, 2002 of $15.54 for Class A Common Stock). As of March 15, 2002, the value of unexercised “in the money” unvested McAfee.com options held by Messrs. Sampath and Collins is, respectively, $4,098,199 and $1,339,756 (using a closing market price on March 15, 2002 of $15.54 for Class A Common Stock).

The options held by Messrs. Sampath and Collins generally vest as to 25% of the underlying shares commencing on the first anniversary of the date of grant, and  1/48th of the shares each month thereafter, provided that, respectively, each of Messrs. Sampath and Collins continues to be employed by McAfee.com. Pursuant to the change of control agreements entered into by each of Messrs. Sampath and Collins (as further described below), in the event of a change of control, any McAfee.com options owned by the executive will become fully vested and exercisable if the successor fails to assume, or substitute for, such options, or if the executive’s employment is terminated for certain reasons following a change in control. On that basis, if Network Associates’ Offer is consummated, and a subsequent short-form merger of McAfee.com with and into Holdings as described in the Offer to Exchange (the “Merger”) occurs, neither the Offer nor the Merger would, in of itself, automatically result in any acceleration of vesting of the McAfee.com options held by Messrs. Sampath and Collins. If the executive is terminated without cause or constructively terminated due to “good reason” (as defined in the change of control agreements), however, his options will be fully vested and exercisable.

From June 1998 to December 1998, Mr. Sampath served as vice president of worldwide marketing at Network Associates. Mr. Collins was also employed by Network Associates prior to joining McAfee.com in

1999. As of March 15, 2002, Messrs. Sampath and Collins owned no shares of Network Associates common stock and had options to acquire, respectively, 150,000 and 7,393 shares of Network Associates common stock. As of March 15, 2002, Mr. Sampath did not have any unexercised “in the money” Network Associates options. As of March 15, 2002, the value of unexercised “in the money” vested and unvested Network Associates options held by Mr. Collins was, respectively, $35,279 and $87,056 (using a closing market price on March 15, 2002 of $27.61 for Network Associates common stock).

Change of Control Agreements with Certain Executive Officers

McAfee.com has not entered into employment or severance agreements covering its executive officers other than a change of control agreement that it entered into as of July 14, 2000, which was amended as of August 1, 2001, with each of Messrs. Sampath and Collins (the “Change of Control Agreements”).

The Change of Control Agreements provide that if Mr. Sampath or Mr. Collins (i) is terminated without cause (as defined in the agreements) within 12 months following a “change of control” (as defined below) or between the execution of an agreement to effect a change of control and the effective date of a change of control or (ii) terminates for good reason (as defined in the Change of Control Agreements), then he is entitled to salary and a pro-rated portion of his target bonus for the year of termination through the date of termination, 12 months of salary and continued health care benefits for up to one year from termination. In addition, all the executive’s McAfee.com options become fully vested and exercisable, and all the executive’s McAfee.com restricted stock (if any) becomes fully transferable. For purposes of these agreements, a “change of control” includes: (i) a change in the board of directors within a two-year period, which results in less than a majority of the incumbent directors (as defined in the Change of Control Agreements) being members of the board of directors; (ii) so long as Network Associates owns at least 50.1% of the voting power of McAfee.com, a Network Associates change of control; (iii) the dissolution or liquidation of McAfee.com; or (iv) the acquisition of all or substantially all of McAfee.com’s issued and outstanding stock by Network Associates or a wholly owned subsidiary of Network Associates.

Additionally, the Change of Control Agreements provide that in connection with a change of control, in the event an acquirer or successor does not assume or substitute equivalent options for all of the executive’s McAfee.com options, then such options will become fully vested and exercisable immediately prior to the change of control and any restricted stock owned by the executive shall become freely transferable. The Change of Control Agreements also provide that if the benefits under the agreement or otherwise payable to each of Messrs. Sampath and Collins, respectively, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and but for this provision would subject the executive to an excise tax, then the executive’s severance benefits will be reduced to the extent that such reduction gives the executive a greater after tax benefit. The Change of Control Agreement for each of Messrs. Sampath and Collins is included as an exhibit to this Statement and is incorporated by reference herein.

Employee Stock Purchase Plan

Messrs. Sampath and Collins both participate in the McAfee.com 1999 Employee Stock Purchase Plan (the “1999 ESPP”). Under the 1999 ESPP, in the event of a sale of all or substantially all of the assets of McAfee.com or the merger of McAfee.com with or into another corporation, each outstanding option will be assumed or an equivalent option substituted by the successor or a parent or subsidiary of the successor. If the options granted under the 1999 ESPP are not assumed or substituted, any purchase periods then in progress will be shortened by the establishment of a new purchase date by the McAfee.com Board, and any offering periods then in progress will end on the new purchase date. Such new purchase date will precede the date of McAfee.com’s proposed sale or merger. Although Network Associates has stated in its Offer to Exchange that it intends to assume all McAfee.com employee stock options, it is unclear whether Network Associates also intends to assume all options granted under the 1999 ESPP. If Network Associates’ Offer is consummated, and the subsequent Merger occurs, and Network Associates does not assume the options under the 1999 ESPP, it is expected that the McAfee.com Board will establish a new purchase date for any outstanding options under the 1999 ESPP, and such purchase date will occur immediately prior to the Merger. The 1999 ESPP is included as an exhibit to this Statement and is incorporated by reference herein.

Director Compensation

McAfee.com reimburses non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors of McAfee.com. McAfee.com currently does not pay fees to its directors for attendance at meetings or for their services as members of the McAfee.com Board.

McAfee.com’s 1999 Director Option Plan (the “1999 Director Plan”) was adopted by the McAfee.com Board and approved by Network Associates, the then sole stockholder of McAfee.com, in September 1999. Members of the McAfee.com Board who are not McAfee.com employees, or employees of any parent, subsidiary or affiliate of McAfee.com, are eligible to participate in the 1999 Director Plan. The option grants under the 1999 Director Plan are automatic and nondiscretionary, and the exercise price of the options is the fair market value of the Class A Common Stock on the date of grant. Mr. Gill and Dr. Schell are currently the only directors who are eligible to participate in the 1999 Director Plan.

In connection with their addition to the McAfee.com Board in September 1999, Mr. Gill and Dr. Schell were each granted an option to acquire 75,000 shares of Class A Common Stock under the 1999 Director Plan. Each eligible director, other than Mr. Gill and Dr. Schell, is automatically granted an initial option to purchase 40,000 shares of Class A Common Stock under the 1999 Director Plan upon first becoming an eligible director. Subsequently, each eligible director, including Mr. Gill and Dr. Schell, is automatically granted an additional option to purchase 10,000 shares of Class A Common Stock on the anniversary date of such director’s service as a director so long as the director has served continuously as a member of the McAfee.com Board since the date of the director’s initial grant. On each of September 28, 2000 and 2001, Mr. Gill and Dr. Schell were each granted an option to purchase 10,000 shares of Class A Common Stock.

The director options have ten-year terms, but vested options generally terminate three months after the date the director ceases to be a director, or twelve months after a termination due to death or disability. All unvested options terminate when the director ceases to be a director. Options granted under the 1999 Director Plan become exercisable over a four-year period with 25% of the shares becoming exercisable after one year and the remainder becoming exercisable at a rate of 2.083% each subsequent month, so long as the director continues as a member of the McAfee.com Board. In the event of McAfee.com’s merger with or into another corporation or the sale of substantially all of McAfee.com’s assets, options granted under the 1999 Director Plan will become fully vested and immediately exercisable if not otherwise assumed or substituted by the acquirer, or if the optionee does not continue to serve as a director of McAfee.com or a successor corporation. The 1999 Director Plan is included as an exhibit to this Statement and is incorporated by reference herein.

If the Offer is consummated, and the subsequent Merger occurs, the Merger would not, in and of itself, automatically result in any acceleration of vesting of the director options unless Network Associates does not assume such options. In the Offer of Exchange, Network Associates stated that it will assume all existing options held by the directors of McAfee.com. Notwithstanding such assumption of the directors’ options, if either of Mr. Gill or Dr. Schell ceases to provide services to McAfee.com (or the successor entity), other than due to a voluntary resignation, his McAfee.com options will fully vest upon his cessation of service as a director. As of March 15, 2002, Mr. Gill and Dr. Schell had options to acquire, respectively, 70,000 and 75,000 shares of Class A Common Stock.

Indemnification of Directors and Officers

The Third Amended and Restated Certificate of Incorporation of McAfee.com (the “Charter”) provides that, to the fullest extent permitted under the Delaware General Corporation Law (the “DGCL”), any director of McAfee.com will not be personally liable to McAfee.com or its stockholders for monetary damages for a breach of fiduciary duty as a director. The Charter is included as an exhibit to this Statement and is incorporated by reference herein. McAfee.com’s amended and restated bylaws (the “Bylaws”) provide that McAfee.com will, to the maximum extent permitted under Delaware law, indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of McAfee.com. The Bylaws also provide that McAfee.com will advance expenses (including attorneys’ fees) incurred by a director or officer of McAfee.com in defending any action, suit or proceeding, subject to an repayment obligation in the event it is subsequently determined such person was not entitled to indemnification under the Bylaws. McAfee.com maintains an insurance policy covering officers and directors under to cover any claims made against them for wrongful acts that they may otherwise be required to pay or for which McAfee.com is required to indemnify them, subject to certain exclusions. The Bylaws are included as an exhibit to this Statement and incorporated by reference herein.

McAfee.com also entered into indemnification agreements with certain directors and executive officers of McAfee.com in addition to the indemnification provided for in the Charter and Bylaws. These agreements, among other things, provide for indemnification of the directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any of these people in any action or proceeding arising out of his services as a director or executive officer or at McAfee.com’s request. McAfee.com believes that these provisions and agreements are necessary to attract and retain qualified people as directors and executive officers. The form of indemnification agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Material	Arrangements Between McAfee.com and Network Associates

Network Associates’ Ownership and Control of McAfee.com

McAfee.com was incorporated in Delaware in December 1998 as a wholly owned subsidiary of Network Associates. McAfee.com initially registered shares of its Class A Common Stock for sale to the public in December 1999. McAffee.com’s capital stock currently consists of Class A Common Stock and Class B common stock, par value $0.001 per share, which shares are convertible into Class A Common Stock at the option of the holder (“Class B Common Stock”). Holders of Class A Common Stock are entitled to one vote per share, and Network Associates, as the sole holder of Class B Common Stock, is entitled to three votes per share. As of March 15, 2002, Network Associates owned 36,000,000 shares of Class B Common Stock, representing approximately 75% of the outstanding equity interest of McAfee.com and approximately 90% of the overall voting power of McAfee.com’s outstanding capital stock. As a result of its stock ownership of McAfee.com, Network Associates exercises control over McAfee.com and has the power to influence the election of a majority of the directors of McAfee.com, subject to the provisions of an Indemnification and Voting Agreement (as further described below) which obligates Network Associates to vote in favor of at least two independent directors, and a Stockholders Agreement (as further described below) which obligates Network Associates to vote for at least a majority of independent directors if a change of control (as defined in the Stockholders Agreement) of Network Associates takes place that is not approved by the continuing directors of Network Associates or the Network Associates continuing directors have ceased to constitute a majority of the Network Associates board of directors.

McAfee.com has a classified board of directors consisting of five members, which is divided into three classes with staggered three-year terms such that at each annual meeting of stockholders, the term of one class of directors expires. The McAfee.com Board currently consists of five directors: George Samenuk, Stephen Richards, Mr. Sampath, Mr. Gill and Dr. Schell. Messrs. Richards and Gill and Dr. Schell are members of the audit committee of the McAfee.com Board. Messrs. Samenuk and Gill and Dr. Schell are members of the compensation committee of the McAfee.com Board. Of these directors, Mr. Samenuk has served as chief executive officer and chairman of the board of Network Associates since January 2001. Mr. Samenuk is also chairman of the board of McAfee.com. Mr. Richards has served as chief operating officer and chief financial officer of Network Associates since April 2001. Mr. Sampath is deemed to be an executive officer of Network Associates as chief executive officer of a significant subsidiary of Network Associates under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Network Associates’ representation on the McAfee.com Board also enables it to influence the appointment of McAfee.com’s management and control the outcome of actions requiring a vote of McAfee.com’s stockholders. Accordingly, Network Associates has substantial influence over McAfee.com’s business strategy, including decisions relating to the pursuit of transactions, commercial opportunities and agreements with strategic partners. Under intercompany agreements between McAfee.com and Network Associates, Network Associates or its affiliates provide much of the core technology underlying the services and products provided by McAfee.com, as well as, among other things, certain management services. See “Intercompany Agreements” below.

Transactions with Network Associates

McAfee.com has entered into certain agreements with Network Associates for the purpose of defining their ongoing relationship. These agreements were developed in the context of a parent/subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties. McAfee.com also has entered into certain agreements with other affiliates of Network Associates. Although these agreements or the transactions contemplated by these agreements may not have been effected on terms at least as favorable to McAfee.com as could have been obtained from unaffiliated third parties, McAfee.com believes that these agreements taken as a whole are fair to both parties and that the amount of the expenses contemplated by the agreements would not be materially different if McAfee.com operated on a stand-alone basis.

Corporate Management Services Agreement.    On January 1, 1999, McAfee.com entered into a corporate management services agreement with Network Associates (the “Management Services Agreement”) under which Network Associates provides McAfee.com certain administrative services. Under the Management Services Agreement, Network Associates provides to McAfee.com services relating to tax, accounting, insurance, employee benefits administration, corporate record-keeping, payroll, information technology infrastructure and facilities management (all of such services, the “Management Services”). In addition, McAfee.com may request certain additional services to be provided from time-to-time in the future, with the fee for such additional services subject to negotiation between the parties. From January 1, 1999 through December 31, 2000, McAfee.com’s share of such costs was calculated based on headcount. In January 2001, McAfee.com amended the existing Management Services Agreement to provide that McAfee.com will pay Network Associates $400,000 per calendar quarter for the Management Services. Under the Management Services Agreement, Network Associates charged McAfee.com $1.6 million in 2001, $5.8 million in 2000 and $3.7 million in 1999. The Management Services Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Technology Cross License Agreement.    McAfee.com entered into a technology cross license agreement with Network Associates and Networks Associates Technology Corp., a wholly owned subsidiary of Network Associates, as of January 1, 1999 (the “Technology Cross License Agreement”). Under the Technology Cross License Agreement, Network Associates granted McAfee.com worldwide, non-exclusive patent licenses and  exclusive copyright licenses for the sale or licensing of software products or software services solely via the Internet to certain original equipment manufacturers (“OEMs”) and end users. In consideration for the license and rights granted under the Technology Cross License Agreement, McAfee.com is required to pay Network Associates a royalty on revenues from related product and subscription sales. The royalty was initially set at a rate of 20% on January 1, 1999 and declined 1.625% per quarter to the rate of 7% in the quarter beginning January 1, 2001, and it remains at 7% for the duration of the agreement. Also under the Technology Cross License Agreement, McAfee.com has granted Network Associates non-exclusive patent licenses and exclusive copyright licenses for the sale of products to enterprise customers through any method of distribution, including the Internet, and to end users not solely via the Internet. In consideration for the rights granted under this license, Network Associates is required to pay McAfee.com a royalty of $250,000 per quarter.

McAfee.com was charged $2.4 million during 2001, $2.2 million during 2000 and $2.4 million during 1999 for royalties. For 1999, McAfee.com was charged $4.4 million for support services. There are no support services charges for 2001 and 2000, however, because as of January 1, 2000, Network Associates agreed to no longer charge McAfee.com for support services as McAfee.com provides these services to their customers on an on going basis. The Technology Cross License Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Asset Contribution and Receivables Settlement Agreement.    McAfee.com entered into an asset contribution agreement with Network Associates, effective as of January 1, 1999 (the “Asset Contribution and Receivables Settlement Agreement”), that transferred ownership of certain assets to McAfee.com. Among the assets that were transferred to McAfee.com are a number of co-hosting and technology agreements to which Network Associates is a party, revenues from advertising and sponsorship agreements involving McAfee.com, ownership rights in three patent applications, computers and Internet infrastructure hardware and any other assets which both the McAfee.com Board and Network Associates’ board of directors agree to transfer at a future date. All assets transferred from Network Associates have been recorded as a permanent contribution to capital, at Network Associates’ carryover basis. No liabilities were transferred to McAfee.com, except for those directly resulting from the assets transferred. The Asset Contribution and Receivables Settlement Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Tax Sharing Agreement.    McAfee.com and Network Associates entered into a tax-sharing agreement, dated as of January 1, 1999 (the “Tax Sharing Agreement”), under which McAfee.com calculates income taxes on a separate return basis. McAfee.com will be included in Network Associates’ consolidated group for federal income tax purposes for so long as Network Associates beneficially owns at least 80% of the total voting power of McAfee.com. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between McAfee.com and Network Associates, during the period in which McAfee.com is included in Network Associates’ consolidated group, McAfee.com could be liable in the event that any federal tax liability is incurred, but not discharged, by any other members of Network Associates’ consolidated group. Under the Tax Sharing Agreement, Network Associates and each other member of the consolidated group has agreed to indemnify McAfee.com if McAfee.com is required to pay any tax liability amount in excess of its hypothetical separate income tax liability, provided that McAfee.com is not in default in its obligation to pay such hypothetical separate income tax liability to Network Associates. The Tax-sharing Agreement terminates if McAfee.com is no longer eligible to join Network Associates in the filing of a consolidated federal income tax return. In the event of such termination, any net operating losses or other carry forward amounts would not be available to McAfee.com upon departure from the consolidated group. Under the Tax Sharing Agreement, McAfee.com would not be reimbursed for any such loss of tax benefits. The Tax Sharing Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Indemnification and Voting Agreement.    McAfee.com entered into an indemnification and voting agreement with Network Associates which became effective on December 2, 1999 (the “Indemnification and Voting Agreement”). Except under certain specified circumstances, under the Indemnification and Voting Agreement Network Associates agrees to indemnify McAfee.com for all losses related to any third party claims relating to events or circumstances arising out of actions or inaction of Network Associates, including its subsidiaries and officers and directors, on or prior to December 2, 1999. Additionally, for so long as Network Associates owns at least 20% of McAfee.com’s outstanding voting power, it will vote its shares of McAfee.com common stock in favor of the election of two independent directors. The Indemnification and Voting Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Registration Rights Agreement.    McAfee.com entered into a registration rights agreement with Network Associates, dated July 20, 1999 (the “Registration Rights Agreement”), that entitles Network Associates to include its shares of McAfee.com common stock in any future registration of common stock made by McAfee.com, other than any registration statement relating to an acquisition or a stock option plan. In addition, at any time after six months from December 2, 1999, Network Associates or certain transferees can request that McAfee.com file a registration statement so they can publicly sell their shares. McAfee.com has agreed pursuant to the terms of the Registration Rights Agreement to pay all costs and expenses, other than underwriting discounts and commissions, related to shares to be sold by Network Associates or certain transferees in connection with any such registration. The Registration Rights Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Japanese Distribution Agreement.    On April 28, 2000, McAfee.com entered into a Master OEM Distributor Agreement, effective as of January 1, 2000, with Network Associates Co., Ltd. (“NAC”) at the time a majority owned and, as of June 27, 2001 a wholly-owned, Japanese subsidiary of Network Associates (the “Japanese Distribution Agreement”). Under the terms of the Japanese Distribution Agreement, NAC will be the exclusive distributor of certain of McAfee.com’s products in the Japanese personal computer (“PC”) OEM channel, subject to certain terms and conditions set forth in the agreement, for an initial term of three years, and McAfee.com will receive a license fee. Under the Japanese Distribution Agreement, McAfee.com also will pay NAC a revenue share of ten percent (10%) of net sales revenue it initially receives from PC OEM customers that subsequently purchase a subscription to McAfee Clinic. McAfee.com recognized product revenue relating to license revenue from NAC of $1.8 million during 2001 and $861,000 during 2002. As of December 31, 2001, there was no account receivable from NAC. The Japanese Distribution Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Japanese Distribution Letter Agreement.    In a letter to McAfee.com dated June 21, 2001, (the “Japanese Distribution Letter Agreement”), Network Associates agreed to permit SourceNext Corporation (“SourceNext”), through an agreement between SourceNext and McAfee.com (the “SourceNext Agreement”), to distribute to both OEM and retail customers in Japan, Japanese language versions of certain of Network Associates licensed products and McAfee.com derivative products, notwithstanding the restrictions contained in the Technology Cross License Agreement and the McAfee.com Reseller Agreement (described below). The Japanese Distribution Letter Agreement also provides that other than sales to specified OEMs and end users, during the term of the SourceNext Agreement, Network Associates and NAC will not distrubute the products covered by the SourceNext Agreement in Japan to retail customers and OEMs. The Japanese Distribution Letter Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Reseller Agreements.    Effective as of March 31, 2001, McAfee.com entered into two Reseller Agreements with Network Associates, one with McAfee.com as the reseller (“McAfee.com Reseller Agreement”) and one with Network Associates as the reseller (“Network Associates Reseller Agreement”). Under the McAfee.com Reseller Agreement, McAfee.com is permitted, among other things, to resell Network Associates licensed products and derivative McAfee.com products and services to business customers worldwide, except in Japan, for individual small office use.Under the Network Associates Reseller Agreement, Network Associates is permitted, among other things, to resell McAfee.com’s products to OEMs, application service providers, managed service providers and to end users, either directly or through resellers, in certain countries.

For 2001, McAfee.com paid Network Associates $1.7 million in license fees under the McAfee.com Reseller Agreement. McAfee.com generated net revenue of $1.3 million for 2001 from the sale of Network Associates products under the McAfee.com Reseller Agreement. To date, McAfee.com has not received any payment from Network Associates or recognized any revenue under the Network Associates Reseller Agreement. Each of the McAfee.com Reseller Agreement and the Network Associates Reseller Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Stockholders Agreement.    McAfee.com and Network Associates entered into a stockholders agreement, effective December 2, 1999 (the “Stockholders Agreement”), which provides for certain voting rights with respect to the Class B Common Stock and voting obligations in the event of a change in control of Network Associates. A change of control under this agreement is defined as any period during which a person has acquired beneficial ownership of 15% or more of Network Associates’ outstanding common stock without the approval of the Network Associates continuing directors or Network Associates continuing directors have ceased to constitute a majority of the Network Associates board of directors. Under these circumstances, the McAfee.com Class B Common Stock held by Network Associates is entitled to only one vote per share instead of three votes per share and Network Associates is obligated to vote its McAfee.com shares to cause the McAfee.com Board to consist of at least a majority of independent directors.

Network Associates’ Post-Acquisition Plans For McAfee.com

Except as set forth in the next succeeding sentence, in the Schedule TO, Network Associates has stated that it has no current plans which relate to or would result in any change in the assets, corporate structure, capitalization, operations, property, management, personnel or policies of McAfee.com, but it also expressed its intent to review these areas upon completion of the Offer and Merger. In the Schedule TO, Network Associates has stated that it intends to actively consider retention programs for the key employees of McAfee.com, including the executive officers, but no such programs have been adopted or agreed upon as of the date hereof. In the Schedule TO, Network Associates further reserved the right to consider extraordinary transactions affecting McAfee.com such as acquisitions or dispositions of material assets, formation of alliances or joint ventures.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

After careful consideration by the Special Committee, including a thorough review of the Offer with the Special Committee’s independent legal and financial advisors, the Special Committee and, upon the recommendation of the Special Committee, the McAfee.com Board have determined that the Offer is fair.

Accordingly, the Special Committee and the McAfee.com Board recommend that the holders of the Shares accept the Offer and exchange their Shares in the Offer.

Background of the Transaction

From time to time during 2001 through February 2002, Mr. Sampath and Mr. Samenuk have had informal discussions regarding the re-combination of McAfee.com and Network Associates. The discussions were all preliminary and exploratory in nature, and no formal proposals were ever made and no agreements were ever reached.

On March 16, 2002, Mr. Samenuk telephoned Mr. Sampath, and Mr. Gill and Dr. Schell, McAfee.com’s independent and outside directors, to inform them that earlier that day the board of directors of Network Associates had approved the acquisition of the outstanding Shares. Shortly thereafter, Mr. Samenuk delivered a letter, also dated March 16, 2002, to Mr. Sampath which described Network Associates’ proposal to offer 0.675 of a share of Network Associates common stock in exchange for each outstanding Share (the “Proposed Offer”) and to which was attached a copy of Network Associates’ press release announcing the Network Associates’ intent to commence the Proposed Offer. Later that day, Mr. Sampath and other members of senior management of McAfee.com consulted with Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden, Arps”), outside counsel to McAfee.com, in response to the Proposed Offer.

On March 17, 2002, at a meeting of the McAfee.com Board, members of the board considered and discussed the formation of the Special Committee, consisting of independent and outside board members comprised of Mr. Gill and Dr. Schell, to review, consider and evaluate the Proposed Offer, any offer commenced by Network Associates and any subsequent modifications to such offer, in addition to other strategic alternatives. Board members Mr. Samenuk and Stephen Richards, each of whom is an executive officer with Network Associates, abstained from the McAfee.com Board’s approval of the formation of the Special Committee.

Immediately following the meeting of the McAfee.com Board on March 17, 2002, the Special Committee convened a meeting to discuss the Proposed Offer with members of senior management of McAfee.com. A representative of Skadden, Arps, outside counsel to McAfee.com, outlined the duties of the members of the

Special Committee and described each member’s fiduciary responsibilities under Delaware law. During that meeting, the Special Committee determined to engage a financial advisor and outside counsel to assist it in the evaluation of the Proposed Offer and exploration of alternatives. After discussion, the Special Committee approved a press release that McAfee.com would issue the following day, March 18, 2002, announcing receipt of the letter containing the Proposed Offer and the formation of the Special Committee.

At a meeting of the Special Committee held on March 20, 2002, the Special Committee engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor and Skadden, Arps as its counsel to assist the Special Committee in discharging its responsibilities. In the past, Skadden Arps has represented Network Associates in discrete litigation matters unrelated to McAfee.com. The Special Committee was aware of the fact and the nature of such prior representations. Members of senior management were also present at the meeting. Thereafter, the Special Committee, with the assistance of its financial advisor and legal counsel, considered and discussed the Proposed Offer and strategic alternatives available to McAfee.com. Representatives of Skadden, Arps reviewed generally the fiduciary responsibilities of the Special Committee and discussed the class-action lawsuits filed in the Delaware and California courts.

On March 24, 2002, the Special Committee held a meeting to consider financial and legal analyses of the Proposed Offer, as prepared by the Special Committee’s financial advisors and legal counsel. Members of senior management were also present at the meeting. At that meeting, representatives of Morgan Stanley presented its financial analysis of the Proposed Offer. Also at that meeting a representative of Skadden, Arps advised the Special Committee on matters relating to the federal securities laws in connection with exchange offers and communications with McAfee.com stockholders. After deliberation and discussion, the Special Committee determined that, based on the analysis conducted to date, the Proposed Offer was financially inadequate. The Special Committee also approved a press release to be issued the following day announcing its view of the Proposed Offer.

On March 25, 2002, McAfee.com issued a press release stating its view that the Proposed Offer was inadequate.

On March 26, 2002, Network Associates announced that the staff of the SEC has commenced a “Formal Order of Private Investigation” (the “SEC Investigation”). Network Associates also disclosed publicly that it believes that the SEC inquiry is focused on its accounting practices during the 2000 fiscal year, but that the SEC may look at other periods. Network Associates further disclosed that it had reviewed its accounting for fiscal 2000 with outside auditors and continues to believe that the accounting was proper.

On March 29, 2002, Network Associates commenced an offer to exchange 0.675 of a share of Network Associates common stock for each Share on the terms initially set forth in the offer to exchange prospectus contained in the Registration Statement on Form S-4 filed with the SEC on March 29, 2002 (the “Initial Offer”). Later that day, the Special Committee, together with its financial and legal advisors, held a meeting to discuss the Initial Offer, including McAfee.com’s timetable for response to the Initial Offer under the federal securities laws.

On April 1, 2002, the Special Committee, together with its financial and legal advisors, held a meeting to discuss, among other things, strategic alternatives available to McAfee.com in view of the Initial Offer.

On April 3, 2002, representatives of Morgan Stanley met with representatives of J.P. Morgan Securities Inc., financial advisor to Network Associates (“Network Associates’ Financial Advisor”). At that meeting, the representatives of Morgan Stanley presented to Network Associates Financial Advisor the Special Committee’s views on the Initial Offer, and the two financial advisors discussed the same. At that meeting, Network Associates’ Financial Advisor refused to discuss an increase in the exchange ratio described in the Initial Offer. The financial advisors also discussed plans for conducting mutual financial diligence reviews of McAfee.com and Network Associates.

On April 4, 2002, the Special Committee, together with its financial and legal advisors and members of senior management of McAfee.com, held a meeting to discuss, among other things, the meeting held on the previous day between Morgan Stanley and Network Associates’ Financial Advisor. During this meeting, the Special Committee discussed, together with its financial and legal advisors, structural defenses, including the adoption of a stockholder rights plan, to which McAfee.com could avail itself. A representative of Skadden, Arps discussed the various stockholder class action lawsuits filed in Delaware and California courts in connection with the Initial Offer.

Later in the day on April 4, 2002, the Special Committee sent the following letter to Mr. Samenuk:

MCAFEE.COM CORPORATION
535 OAKMEAD PARKWAY
SUNNYVALE, CA 94085

TEL: (408) 992-8100
FAX: (408) 992-8200

April 4, 2002

Mr. George Samenuk
Chairman and Chief Executive Officer
Network Associates, Inc.
3965 Freedom Circle
Santa Clara, California 94054

RE: NET Exchange Offer

Dear George:

The Special Committee of the board of directors of McAfee.com Corporation (“McAfee.com”) understands that our financial advisors held discussions on April 3, 2002 and earlier today regarding the terms of the Network Associates, Inc. (“Network Associates”) offer to exchange 0.675 of a share of common stock of Network Associates for each share of McAfee.com’s Class A common stock commenced on March 29, 2002 (the “Offer”). As a result of those discussions, we look forward to conducting mutual diligence review with the expectation of a material improvement in the Offer. As you know, prior to the commencement of the Offer we had stated in a March 25, 2002 press release that, based on analysis conducted to date, we had determined that the proposed exchange ratio was financially inadequate. We stated that view prior to the public revelation on March 27, 2002 that the Securities and Exchange Commission has pending a formal investigation into the accounting practices of Network Associates.

Absent productive discussions between the respective representatives of the Special Committee and Network Associates, we will be required to make our recommendation to the full McAfee.com Board on April 8, 2002 that the full McAfee.com Board determine that the Offer is financially inadequate and not in the best interests of the holders of McAfee.com common stock, and will recommend that McAfee.com file and mail to its stockholders a Solicitation/ Recommendation Statement on Schedule 14D-9 containing such determination (the “Inadequacy Schedule 14D-9”). The Special Committee is prepared to recommend that McAfee.com avail itself of all structural defenses, including the implementation of a stockholders right plan, which we would recommend include a provision mandating certain procedures be followed in connection with the redemption of rights in order to enhance value to all stockholders in the event of a change in board composition. These procedures would include the requirement that the board of directors of McAfee.com receive an opinion from an independent financial advisor that any transaction facilitated by such redemption is fair to the stockholders of McAfee.com from a financial point of view and that the redemption of the rights would be in the best interests of the stockholders of McAfee.com.

The Special Committee anticipates that the Inadequacy Schedule 14D-9 would identify a variety of reasons in support of the inadequacy of the Offer, including, but not limited to:

•
the Special Committee’s considered view that after taking into account the current and historical financial condition, results of operation, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, that the Offer undervalues the long-term value inherent in McAfee.com as a stand-alone company;

•
the advice of Morgan Stanley & Co. Incorporated that, if requested, it is prepared to render an opinion to the Special Committee that, subject to and based on considerations that would be described in Morgan Stanley’s written opinion, the proposed 0.675 exchange ratio would be inadequate from a financial point of view to the stockholders of McAfee.com, other than Network Associates and its affiliates;

•
to date, Network Associates has not given McAfee.com an opportunity to evaluate Network Associates’ common stock, including any ability to assess the impact of Network Associates’ announcement on March 26, 2002 that the Securities and Exchange Commission has commenced a “Formal Order of Private Investigation,” which Network Associates has described as an inquiry focused on accounting practices during the 2000 fiscal year but which also may “look to other periods;” and

•
the lack of certainty with respect to the Offer as a result of (i) Network Associates’ ability to terminate the Offer based on its good faith judgment of an actual or threatened material adverse change in, among other things, the prospects of McAfee.com and its subsidiaries, taken as a whole, (ii) a condition requiring Network Associates’ registration statement relating to the Offer be declared effective by the SEC, and (iii) Network Associates’ right to waive a condition to its Offer that, after its purchase of shares of Class A common stock in the Offer, Network Associates would own at least 90% of the outstanding capital stock of McAfee.com.

Our financial and legal advisors are available immediately to hold discussions with respect to the Offer. We look forward to productive discussions and quick resolution of these matters with a hope that we can arrive at the terms of a transaction that the Special Committee can support. Notwithstanding that desire, the Special Committee has a responsibility to our stockholders and to act in what we believe to be their best interests, and we intend to discharge it.

Very truly yours,

/s/ FRANK GILL
Frank Gill

/s/ RICHARD SCHELL
Richard Schell

On April 4 and April 5, 2002, representatives of Morgan Stanley and Network Associates’ Financial Advisor held discussions about the timing and scope of mutual financial diligence review of McAfee.com and Network Associates. Also on April 5, 2002, representatives of Skadden, Arps and Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), counsel for Network Associates, discussed the timing and scope of a legal diligence review of Network Associates.

On April 6, 2002, representatives of Morgan Stanley and Network Associates Financial Advisor conducted mutual financial diligence review. Representatives of Skadden, Arps had discussions with Kent Roberts, executive vice president and general counsel of Network Associates and representatives of Wilson Sonsini about legal matters relating to Network Associates, including the status of the SEC Investigation.

On April 7, 2002, the Special Committee, together with its financial and legal advisors and members of senior management of McAfee.com, held a meeting to discuss, among other things, the results of the financial and legal diligence reviews. Later that day, representatives of Morgan Stanley and Network Associates’ Financial Advisor held general discussions about the diligence review conducted on April 6, 2002 and the Initial Offer. During those discussions, Network Associates Financial Advisor informed representatives of Morgan Stanley that Network Associates was prepared to revise its Initial Offer to increase the exchange ratio from 0.675 to 0.7425 and modify certain conditions to the Offer (the “First Revised Offer”).

On April 8, 2002, the Special Committee, together with its financial and legal advisors held a meeting to discuss the First Revised Offer. During the meeting, representatives of Morgan Stanley assessed the First Revised Offer from a financial point of view. Representatives of Skadden, Arps discussed the proposed modifications to certain conditions to the Offer included in the First Revised Offer. Based in part upon advice from its financial and legal advisors, the Special Committee determined to continue discussions with Network Associates regarding the terms of the Initial Offer and the First Revised Offer. Later that day, representatives of Skadden, Arps and Wilson Sonsini discussed the Special Committee’s modifications to the conditions in the First Revised Offer.

On April 9, Messrs. Gill and Samenuk discussed the First Revised Offer and the Special Committee’s view of the same. Mr. Gill proposed an increase in the First Revised Offer and indicated that the Special Committee also was seeking modifications to the proposed amended conditions to the First Revised Offer. Mr. Samenuk indicated to Mr. Gill that he intended to confer with the members of board of directors of Network Associates, its financial advisors and legal counsel regarding the proposal. After conferring with the members of the Network Associates board of directors, Mr. Samenuk directed Network Associates’ legal counsel to communicate to Skadden, Arps agreed changes to the offer conditions and its financial advisors to communicate to Morgan Stanley an increased exchange ratio of 0.76 (the “Second Revised Offer”).

Mr. Gill, after conferring with the Special Committee’s financial and legal advisors, determined preliminarily to accept the modified offer conditions in the Second Revised Offer but to seek an increase to the 0.76 exchange offer in the Second Revised Offer. Shortly thereafter, Mr. Gill telephoned Mr. Samenuk and following discussion, Mr. Gill indicated to Mr. Samenuk that he thought the Special Committee would approve an amended exchange ratio of 0.78 in the Offer.

On the evening of April 9, 2002, the Special Committee, together with its financial and legal advisors, held a meeting to discuss the exchange ratio of 0.78 and the Offer generally. Representatives of Morgan Stanley presented its financial analysis of the exchange ratio of 0.78. Following discussion among the members of the Special Committee, Morgan Stanley delivered an oral opinion, subsequently confirmed in writing as of the same date, that subject to and based on assumptions set forth in its written opinion, the 0.78 exchange ratio described in the Offer is fair from a financial point of view to holders of the Shares, other than Network Associates and its affiliates. The Special Committee then determined unanimously that the Offer is fair and resolved to recommend that holders of the Shares accept the Offer and exchange their Shares in the Offer.

Immediately following the meeting of the Special Committee, the entire McAfee.com Board, together with representatives of Morgan Stanley and Skadden, Arps held a meeting to receive the recommendation of the Special Committee. The McAfee.com Board, after receiving the Special Committee’s recommendation, determined unanimously that the Offer is fair and resolved to recommend that holders of the Shares accept the Offer and exchange their Shares in the Offer, and authorized the filing of this Statement.

On April 10, 2002, before open of market trading, Network Associates and McAfee.com issued a joint press release announcing the Offer.

Reasons for the Recommendation

The Special Committee’s recommendation that the holders of the Shares accept the Offer and exchange their Shares in the Offer is based on its unanimous determination that the Offer is fair.

In reaching its decision that the Offer is fair, the Special Committee considered numerous factors in consultation with the Special Committee’s legal and financial advisor, including but not limited to the following:

1.
The Special Committee’s belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, including the potential risks involved in achieving those prospects and other objectives, that the 0.78 exchange ratio described in the Offer adequately reflects the long-term value inherent in McAfee.com as a stand-alone company.

2.
The Special Committee’s discussions with Morgan Stanley at the meetings of the Special Committee held from March 20, 2002 through April 9, 2002 to review the proposed exchange ratios proferred by Network Associates in the Proposed Offer, the Initial Offer, the First Revised Offer, the Second Revised Offer and the Offer. On April 9, 2002, Morgan Stanley delivered an oral opinion, that was subsequently confirmed in writing, as of the same date, that subject to and based on assumptions set forth in its written opinion, as of the date of such opinion, the 0.78 exchange ratio described in the Offer is fair from a financial point of view to holders of the Shares, other than Network Associates and its affiliates (the “Morgan Stanley Opinion”). The Morgan Stanley Opinion is more fully described below under the heading “Opinion of the Special Committee’s Financial Advisors” and is attached to this Statement as Annex A and incorporated herein by reference.

3.
The historical and market prices of the Shares, the premia implied by the 0.675 exchange ratio provided for in the Initial Offer, the premia implied by the 0.78 exchange ratio provided for in the Offer, and the exchange ratio implied by the market prices of the Shares and Network Associates common stock as of a recent date.

4.
Financial projections for McAfee.com and Network Associates, including forecasts provided by McAfee.com and contained in research reports of Wall Street analysts regarding McAfee.com and Network Associates, including growth rates estimates.

5.	The form of consideration to be paid to holders of Shares in the Offer, which included the following factors:

•	The Special Committee and its financial advisors have been given some opportunity to perform financial and other due diligence with respect to Network Associates;

•	The uncertainty of the impact of the SEC Investigation on Network Associates;

•	The fixed exchange ratio provided in the Offer;

•
Holders of Shares who tender their Shares in the Offer will have the opportunity to participate in any future growth of McAfee.com indirectly through their ownership of Network Associates common stock, although that participation will be in proportion to such holder’s holdings of Network Associates common stock relative to the other outstanding shares of Network Associates common stock. McAfee.com stockholders who tender their Shares in the Offer also will have the opportunity to participate in any future grown of the businesses of Network Associates other than McAfee.com and its subsidiaries;

•
The Special Committee was aware that Network Associates has stated in the section entitled “Material Federal Income Tax Consequences” of its Offer to Exchange, that the consideration to be received by the holders of Shares in the Offer would generally not be taxable to such holders for federal income tax purposes. In its Offer to Exchange, Network Associates has further stated that holders of Shares who are subject to United States federal income tax should be able to defer recognition of any taxable gain they might otherwise recognize for such purposes (except for any gain attributable to cash received in lieu of any fractional share of Network Associates common stock) by retaining the shares of Network Associates common stock they receive in the Offer or subsequent Merger.

6.
The lack of certainty of the Offer as a result of (i) Network Associates’ right to waive, subject to the limitation that the number of Shares exchanged in the Offer is not less than a majority of the Shares, a condition to its Offer that, after its exchange of the Shares in the Offer, Holdings would own at least 90% of the outstanding capital stock of McAfee.com; (ii) the right of Network Associates not to exchange the Shares in the Offer based on the occurrence of any event or events that have resulted, in the reasonable good faith judgment of Network Associates, in an actual or threatened material adverse change in the business, condition (financial or other), income, operations or stock ownership of Network Associates and its subsidiaries, taken as a whole, or McAfee.com and its subsidiaries, taken as a whole; and (iii) the right of Network Associates not to exchange the Shares in the Offer if the McAfee.com Board or Special Committee changes its recommendation with respect to the Offer or adopts any structural defense that would or might restrain, prohibit or delay consummation of the Offer or subsequent Merger.

7.
The combination of McAfee.com and Network Associates would reduce or eliminate customer, market and brand confusion due to the fact that McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates products. In addition, by combining McAfee.com’s resources with those of Network Associates, McAfee.com would be able to more effectively and cost-efficiently address the consumer market and the small to medium-sized business market for services and products sold via the Internet than McAfee.com is capable of as a stand-alone company.

8.
The combination of McAfee.com and Network Associates would reduce or eliminate actual and potential conflicts between the companies caused by the overlapping objectives of their respective business units and confusion over market boundaries. McAfee.com’s ability to sell its services and products and to pursue certain business opportunities is restricted by the terms of the Technology Cross License Agreement and the McAfee.com Reseller Agreement. Overlapping markets and actual and potential interpretive disputes between the two companies over the scope and terms of the licenses granted to McAfee.com from Network Associates under the Technology License Agreement and the McAfee.com Reseller Agreement would be eliminated by a combination of McAfee.com and Network Associates. Further, by combining with Network Associates, McAfee.com would no longer be required to negotiate exceptions to the licensing restrictions imposed by Network Associates to pursue certain business opportunities. A combined company would allow the companies to operate with a single strategic focus.

9.
Holders of the Shares would likely receive the consideration in payment for their Shares in the Offer or subsequent Merger sooner than if McAfee.com and Network Associates had pursued a negotiated merger transaction. The Special Committee also noted that if a sufficient number of Shares were tendered in the Offer, the Merger could be consummated without a stockholder vote, and according to the Offer to Exchange, Network Associates intends to consummate the Merger shortly after the expiration of the Offer, so that stockholders likely will receive the consideration in payment of their Shares sooner than they would have had McAfee.com and Network Associates pursued a negotiated merger transaction.

10.
The apparent fact that Network Associates is presently and in the foreseeable future uninterested in selling all or substantially all of its shares of Class B Common Stock, causing McAfee.com to sell all or substantially of all of McAfee.com’s or its subsidiaries’ assets or distributing its equity interest in McAfee.com to the stockholders of Network Associates. Because Network Associates owns approximately 75% of the outstanding capital stock of McAfee.com and controls approximately 90% of the voting power of McAfee.com, McAfee.com could not pursue any alternative transactions without Network Associates’ approval. Network Associates also cannot be compelled to structure its acquisition of the outstanding stock of McAfee.com that it does not already own in a manner different than the Offer. For these reasons, the

Special Committee determined that neither an acquisition of McAfee.com by a third party nor an alternative structure for McAfee.com stockholders to achieve value was a feasible alternative to the Offer.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but addresses all of the material information and factors considered by the Special Committee in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Special Committee did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders accept the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Special Committee may have given differing weights to different factors. Throughout its deliberations, the Special Committee received the advice of Morgan Stanley and Skadden, Arps, who were retained to advise the Special Committee in connection with the Offer.

Opinion of the Special Committee’s Financial Advisor

Morgan Stanley, the Special Committee’s financial advisor, delivered a written opinion, dated April 9, 2002, to the Special Committee to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio of 0.78 described in the Offer was fair, from a financial point of view, to holders of McAfee.com Class A Common Stock, other than Network Associates and its affiliates. The full text of Morgan Stanley’s written opinion dated April 9, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley, is attached hereto as Annex A. Holders of Shares are urged to read such opinion carefully in its entirety.

In connection with the review of the Offer by the Special Committee of McAfee’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion, including, but not limited to, the following: (i) a review of the relative contributions of McAfee.com and Network Associates to the estimated revenue, operating income and net income of the combined company, (ii) a historical exchange ratio analysis in order to derive implied exchange ratios based on the average daily closing prices of the shares of Class A Common Stock and shares of common stock of Network Associates over certain periods, (iii) a comparison of financial and stock market data of McAfee.com and Network Associates to corresponding data of selected publicly traded companies comparable to the business or businesses of McAfee.com and Network Associates, respectively, (iv) a discounted equity value analysis of the implied present value per share of McAfee.com common stock on a stand-alone basis based on certain projected future equity values, (v) a discounted equity value analysis of the implied present value per share of Network Associates common stock on a stand-alone basis, based on certain projected future equity values, (vi) an analysis of the premiums paid in selected minority buy-out transactions and (vii) a review of the potential pro forma financial impact of the Offer on Network Associates’ consolidated projected earnings per share and margin and revenue growth rates, both with and without synergies. In addition, Morgan Stanley considered other information, financial studies, analyses and investigations and financial, economic, and market criteria which it deemed relevant. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it.

Morgan Stanley’s opinion is directed only to the fairness, from a financial point of view, of the revised exchange ratio of 0.78 described in the Offer to the holders of Class A Common Stock, other than Network Associates and its affiliates, and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should exchange Shares in the Offer or any other actions to be taken by any stockholder in connection with the Offer.

Intent to Tender

To the knowledge of McAfee.com, Mr. Sampath currently intends to tender all of the 9,394 Shares owned by him as of the date of this Statement for exchange in the Offer.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Morgan Stanley is acting as the Special Committee’s exclusive financial advisor in connection with the Offer. Pursuant to the terms of Morgan Stanley’s engagement, McAfee.com has agreed to pay Morgan Stanley for its financial advisory services (i) a retainer fee equal to $500,000, payable upon execution of Morgan Stanley’s engagement letter with McAfee.com, (ii) an opinion fee equal to $1.0 million payable on March 24, 2002, which was the first date that Morgan Stanley advised the Special Committee that it was prepared to render an opinion with regard to the inadequacy of the Proposed Offer, and (iii) a transaction fee equal to 0.6% (the “Transaction Fee Percentage”) of the Transaction Value; provided that the Transaction Fee Percentage is increased by 0.008% for every 1% increase in the exchange ratio above Network Associate's initial proposed exchange ratio of 0.675. Any retainer fee or opinion fee paid will be credited toward the transaction fee. Under the terms of the engagement letter, “Transaction Value” is defined as the total number of Shares (including the number of Shares which would be outstanding upon the exercise of any options or warrants, or upon conversion of any securities convertible into common stock) of McAfee, multiplied by the “Price per Share,” which is the applicable exchange ratio contained in the Offer multiplied by the average closing price of a share of the common stock of Network Associates over the five trading day period, up to and including the trading day two business days prior to the public announcement of the exchange ratio. Pursuant to the terms of Morgan Stanley's engagement, McAfee.com has also agreed to pay Morgan Stanley a fee in the amount of at least $1.5 million if the Offer is withdrawn, terminates, expires, or otherwise does not result in the acquisition of the Shares not owned by Network Associates. In addition, McAfee has agreed to reimburse Morgan Stanley for its expenses incurred in connection with its services, including the fees and expense of its legal counsel and any other advisor retained by Morgan Stanley, and will indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities arising under the federal securities laws. In the ordinary course of its trading, asset management, brokerage, and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of McAfee.com and Network Associates. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for McAfee.com and Network Associates and have received customary fees for the rendering of those services.

Except as set forth above, neither McAfee.com nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the McAfee.com concerning the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Shares have been effected during the past 60 days by McAfee.com, or to the knowledge of McAfee.com, by any executive officer, director or affiliate of McAfee.com.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

McAfee.com is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Shares by McAfee.com, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving McAfee.com or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of McAfee.com or any of its subsidiaries or (d) a material change in the present dividend policy, indebtedness or capitalization of McAfee.com.

Except as set forth in this Statement, there are no transactions, resolutions of the McAfee.com Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger, that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

Legal Matters

McAfee.com and certain of its officers and directors have been named as defendants in eight putative class action complaints (the “Class Actions”) filed in Delaware Court of Chancery, California Superior Court and the United States District Court for the Northern District of California (the “District Court”) on behalf of McAfee.com’s stockholders in connection with the Offer. The Class Actions are captioned: Bank v. McAfee.com Corp., et al., C.A. No. 19481 (Del. Ch.) (filed March 18, 2002); Birnbaum v. Sampath, et al., C.A. No. 19482 (Del. Ch.) (filed March 18, 2002); Brown v. Sampath, et al., C.A. No. 19483 (Del. Ch.) (filed March 18, 2002); Chin v. McAfee.com Corp., et al., C.A. No. 19484 (Del. Ch.) (filed March 18, 2002); Monastero v. Sampath, et al., C.A. No. 18485 (Del. Ch.) (filed March 18, 2002); Ebner v. Sampath, et al., C.A. No. 19487 (Del. Ch.) (filed March 18, 2002); Peyton v. Richards, et al., Case No. CV 806199 (Cal. Sup.) (filed March 19, 2002); and Getty V. Sampath, et al., C-02-1692 PJH (U.S. Dist. Ct., N.D. Cal.) (filed April 9, 2002).

The complaints purport to allege claims for breach of fiduciary duty against the defendants and seek injunctive relief and other relief, including damages in an unspecified amount. The lawsuits pending in the Delaware Court of Chancery have been consolidated and plaintiffs have filed a consolidated amended complaint.

The defendants have not answered or otherwise responded to the complaints in the Class Actions, except that defendants have filed a motion to dismiss the Peyton action, which has been removed to District Court. The defendants have served written responses and objections and begun their production of documents in response to plaintiffs’ requests for the production of documents in the Delaware action. Although the Class Actions are in the preliminary stages and it is too soon to predict with any certainty the outcome of the proceedings described above, based on its current understanding of the facts, McAfee.com believes that the Class Actions have no merit and intends to defend the Class Actions vigorously.

Short Form Merger

Under Section 253 of the DGCL, if Holdings acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares (including Shares based on conversion of Network Associates’ Class B common stock into Shares), Network Associates will be able to effect a short-form merger of McAfee.com with and into Holdings, without a vote of the stockholders of McAfee.com. Information on the short-form merger can be found in the section entitled “Purpose of the Offer and Merger; The Merger; Appraisal Rights” in the Offer to Exchange.

Appraisal Rights

Holders of Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if Holdings proceeds with the Merger. Those rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized in the section entitled “Purpose of the Offer; The Merger; Appraisal Rights” in the Offer to Exchange. The Delaware statute governing appraisal rights is attached to the Offer to Exchange as Annex A. Failure to follow the steps required by the Delaware statute governing appraisal rights may result in the loss of such rights.

Certain Legal and Regulatory Matters

Except for the SEC’s declaring Network Associates’ Registration Statement effective, McAfee.com is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Network Associates’ acquisition or ownership of Shares. Network Associates has stated in the section entitled “Certain Legal and Regulatory Matters” in its Offer to Exchange that it intends to make all required filings under the Securities Act of 1933, as amended, and the Exchange Act.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. Network Associates has stated, in the section entitled “Certain Legal and Regulatory Matters” in its Offer to Exchange, that Holdings has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Holdings may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Exchange, Holdings might be unable to accept for payment or purchase Shares tendered pursuant to the Offer of be delayed in continuing or consummating the Offer. In such case, according to the Offer to Exchange, Holdings may not be obligated to exchange any Shares tendered in the Offer.

As permitted under the DGCL, McAfee.com has in its certificate of incorporation exempted itself from the applicability of Section 203 of the DGCL, which prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time.

Forward Looking Statements

Certain statements contained in this Statement may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including projections of earnings; revenues, or other financial items; any statements of plans or strategies and objectives of management for future operations; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. More information about potential factors that could affect McAfee.com’s business and financial results is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors that May Affect Financial Condition and Future Results” in McAfee.com’s Annual Report on Form 10-K filed with the SEC on March 25, 2002.

ITEM 9.	EXHIBITS

Exhibit No.

Exhibit (a)(1)	Letter, dated April 10, 2002, to holders of the Class A Common Stock of McAfee.com (included in the mailing to holders of Class A Common Stock)

Exhibit (a)(2)	Joint press release, issued by Networks Associates, Inc. and McAfee.com Corporation on April 10, 2002

Exhibit (a)(3)	Press release issued by McAfee.com Corporation on March 29, 2002(1)

Exhibit (a)(4)	Opinion of Morgan Stanley & Co. Incorporated, dated April 9, 2002 (attached as Annex A to this Statement and included in the mailing to holders of Class A Common Stock)

Exhibit (e)(1)	Proxy Statement on Schedule 14A, dated April 24, 2001, relating to McAfee.com’s 2001 Annual Meeting of Stockholders(2)

Exhibit (e)(2)	McAfee.com Corporation Amended and Restated 1999 Stock Plan and form of agreements thereunder(3)

Exhibit (e)(3)	Change in Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Srivats Sampath(4)

Exhibit (e)(4)	First Amendment, dated as of August 1, 2001, to the Change and Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Srivats Sampath(5)

Exhibit (e)(5)	Change in Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Evan Collins(4)

Exhibit (e)(6)	First Amendment, dated as of August 1, 2001, to the Change and Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Evan Collins(5)

Exhibit (e)(7)	McAfee.com 1999 Employee Stock Purchase Plan and form of agreements thereunder(3)

Exhibit (e)(8)	McAfee.com 1999 Director Option Plan and form of agreements thereunder(3)

Exhibit (e)(9)	Third Amended and Restated Certificate of Incorporation of McAfee.com Corporation, dated December 3, 1999(3)

Exhibit (e)(10)	Amended and Restated Bylaws of McAfee.com Corporation(3)

Exhibit (e)(11)	Form of Indemnification Agreement between McAfee.com Corporation and certain of its directors and executive officers(3)

Exhibit (e)(12)	Management Services Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(13)	Technology Cross License Agreement, dated as of January 1, 1999, by and among McAfee.com Corporation, Networks Associates Technology Corp. and Networks Associates, Inc.(3)

Exhibit (e)(14)	Asset Contribution and Receivables Settlement Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(15)	Tax Sharing Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(16)	Indemnification and Voting Agreement, dated August 20, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(17)	Registration Rights Agreement, dated as of July 20, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit No.

Exhibit (e)(18)	Master OEM Distributor Agreement for Japan, dated as of January 1, 2000, by and between McAfee.com Corporation and Networks Associates K.K.(6)

Exhibit (e)(19)	Letter, dated June 29, 2001, from Networks Associates to McAfee.com Corporation

Exhibit (e)(20)	Reseller Agreement (with McAfee.com Corporation as “Reseller”), dated as of March 31, 2001, by and between McAfee.com Corporation and Networks Associates, Inc.(7)

Exhibit (e)(21)	Reseller Agreement (with Networks Associates, Inc. as “Reseller”), dated as of March 31, 2001, by and between McAfee.com Corporation and Networks Associates, Inc.(7)

Exhibit (e)(22)	Stockholders Agreement, dated as of October 31, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

(1)	Filed with the Securities and Exchange Commission as Exhibit 99.1 to the Current Report on Form 8-K filed by McAfee.com Corporation on April 1, 2002 and incorporated herein by reference

(2)	Filed with the Securities and Exchange Commission as a Definitive Proxy Statement on Schedule 14A on April 20, 2001 and incorporated herein by reference

(3)	Incorporated by reference from McAfee.com’s Registration Statement on Form S-1 (File No. 333-87609), as amended, filed with the Securities and Exchange Commission

(4)	Incorporated by reference from McAfee.com’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2000

(5)	Incorporated by reference from McAfee.com’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001

(6)	Incorporated by reference from McAfee.com’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2000

(7)	Incorporated by reference from McAfee.com’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCAFEE.COM CORPORATION

By:	/s/ EVAN S. COLLINS
Evan S. Collins
Vice President, Chief Financial Officer
and Secretary
Dated: April 10, 2002

ANNEX A

[LETTERHEAD OF MORGAN STANLEY]

April 9, 2002

Special Committee of the Board of Directors
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, CA 94085

Members of the Special Committee of the Board:

We understand that on March 29th, 2002, Networks Associates, Inc. (“NAI”), through its wholly-owned subsidiary McAfee.com Holdings Corporation (“Holdings”), commenced an offer to exchange 0.675 of a share (the “Initial Exchange Ratio”) of common stock, par value $0.01 per share (the “NAI Common Stock”), of NAI for each outstanding share of Class A common stock, par value $0.001 per share (the “Company Common Stock”), of McAfee.com Corporation (the “Company”), other than shares of the Company Common Stock owned by NAI and its affiliates, upon the terms and subject to the conditions set forth in the Prospectus (the “Prospectus”), contained in the Registration Statement on Form S-4 (the “Form S-4”) filed by NAI with the Securities and Exchange Commission on March 29, 2002, and the related Letter of Transmittal (together with the Prospectus, the “Initial NAI Offer”). The Prospectus further provides that, following consummation of the NAI Offer, the Company will be merged with Holdings (the “Merger” and together with the NAI Offer, the “Transaction”) and each remaining outstanding share of Company Common Stock will be converted into the right to receive that number of shares of NAI Common Stock equal to the Exchange Ratio. We understand that NAI presently owns approximately 75% of the outstanding Company Common Stock (assuming conversion of the Class B common stock of the Company owned by NAI into shares of Company Common Stock in accordance with the terms of such shares). The terms of the Initial NAI Offer are more fully set forth in the Form S-4.

You have informed us that NAI intends to amend the terms of the Initial NAI Offer to increase the exchange ratio that it is offering for each share of Company Common Stock from the Initial Exchange Ratio to 0.780 of a share (the “Exchange Ratio”) of NAI Common Stock for each outstanding share of Company Common Stock other than shares owned by NAI and its affiliates (as so amended to reflect the Exchange Ratio, the “NAI Offer”).

You have asked for our opinion as to whether the Exchange Ratio pursuant to the NAI Offer is fair from a financial point of view to the holders of the Company Common Stock (other than NAI and its affiliates).

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company and NAI;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	reviewed a limited set of internal financial statements and other financial and operating data concerning NAI prepared by the management of NAI;

(iv)	reviewed certain financial forecasts related to the Company prepared by the management of the Company;

(v)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

A-1

(vi)	discussed the past and current operations and financial condition and the prospects of NAI with senior executives of the NAI;

(vii)	considered information relating to certain strategic, financial and operational benefits anticipated from the combination of the Company and NAI;

(viii)	reviewed the reported prices and trading activity of the Company Common Stock and of the NAI Common Stock;

(ix)	compared the financial performance of the Company and NAI with that of certain comparable publicly-traded companies and their securities;

(x)	reviewed the financial terms, to the extent publicly available, of selected minority buy-out transactions;

(xi)	participated in discussions and negotiations among representatives of the Company and NAI and their financial and legal advisors;

(xii)	reviewed the NAI Offer, the Prospectus and certain related documents; and

(xiii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, other financial and operating data, and financial forecasts, including certain strategic, financial and operational benefits anticipated from the combination of the Company and NAI, we have assumed that they have been reasonably prepared on bases reflecting the management’s best currently available estimates and judgments of the future financial performance of the Company and NAI, respectively. We have not made any independent valuation or appraisal of the assets or liabilities or technology of the Company or NAI, nor have we been furnished with any such appraisals. We have had a limited opportunity to speak with NAI and NAI’s representatives, and have relied primarily on publicly available information on NAI in assessing the NAI Common Stock. In this regard, we have assumed with your consent that the inquiry commenced by the Securities and Exchange Commission into NAI and its accounting practices that is referred to in the Prospectus will not have or result in any material adverse impact on NAI or its results of operations or condition (financial or otherwise). We have also assumed that the Transaction will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We understand based on information provided to us by representatives of NAI that NAI does not intend to sell its ownership interest in the Company to a third party, nor, as an alternative, is NAI willing to support the “spin-off” of its interest in the Company. Accordingly, in arriving at our opinion, we were not authorized to solicit, and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the NAI Offer and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and NAI and have received fees for the rendering of those services.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company appointed to evaluate and review the NAI Offer and may not be used for any other purpose without our prior written consent, except that a copy of our opinion may be included in its entirety in the Solicitation/Recommendation Statement of Schedule 14D-9 required to be filed by the Company with the Securities and Exchange Commission with respect to the NAI Offer. This opinion is not intended to be and shall not constitute a recommendation to any holder of Company Common Stock as to whether to tender shares of Company Common

A-2

Stock pursuant to the NAI Offer. In addition, this opinion does not in any manner address the prices at which the NAI Common Stock of the Company Common Stock will actually trade at any time.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the NAI Offer is fair from a financial point of view to holders of the Company Common Stock (other than NAI and its affiliates).

Ve	ry truly yours,

MO	RGAN STANLEY & CO. INCORPORATED

By:	/s/ CHARLES R. CORY
Charles R. Cory Managing Director

A-3